

Mail Stop 3561

October 21, 2015

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
Room 1503, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000
The People's Republic of China

> **Re:** **Secoo Holding Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 25, 2015**
> **CIK No. 001633441**

Dear Mr. Rixue Li:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion & Analysis

Liquidity and Capital Resources, page 90

1. We note your response to comment 1 that the support letter is not material to the company, given the "recently raised US$55.0 million through a new round of private placement financing."  However, it appears that you may still rely on the financial support letter for future funding. If so, please file the support letter as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Richard Rixue Li
Secoo Holdings Ltd.
October 21, 2015
Page 2


<u>Business</u>

<u>Strengthen Our Brand Relationships and Expand Our Products Selection, page 113</u>

2.  We note your disclosure on page 114 that in September 2015 "[you] began to cooperate
    with Chengdu Maison Mode Lessin, the operator of Lessin department stores."  Please
    clarify if you have any formal agreements with this store and, if so, discuss the material
    terms of the agreement.

    Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-
3720 with any questions.

                                                    Sincerely,

                                                    /s/ Mara L. Ransom

                                                    Mara L. Ransom
                                                    Assistant Director
                                                    Office of Consumer Products


cc:     Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP